Exhibit 99.4

PHOENIX NEW MEDIA LIMITED

(the “Company”)

P R O X Y

I/We                            of                                                                                    , the holder of           class             ordinary shares1 in the Company, hereby appoint the Chairman of the Annual General Meeting2 or                                                    of                                                                                 as my/our proxy to vote on my/our behalf in respect of all matters and resolutions to be submitted for consideration and approval at the Annual General Meeting of the Company to be held on the 18th day of October 2016, and at any adjournment thereof, and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit3.

No.	PROPOSALS	FOR	AGAINST	ABSTAIN
1.	To receive the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2015.
2.	To approve the re-appointment of PricewaterhouseCoopers Zhong Tian LLP as independent auditor of the Company (the “Independent Auditor”) for the fiscal year ending December 31, 2016.
3.	To authorize the board of directors to fix the

1                   Please insert the number and class (i.e., Class A or Class B) of ordinary shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

2                   If any proxy other than the Chairman of the Annual General Meeting is preferred, strike out the words “the Chairman of the Annual General Meeting or” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his stead. Any alteration made to this form of proxy must be initialled by the person(s) who sign(s) it.

3                   IMPORTANT: If you wish to vote for a particular resolution, tick the appropriate box marked “for”. If you wish to vote against a particular resolution, tick the appropriate box marked “against”. If you wish to abstain from voting on a particular resolution, tick the appropriate box marked “abstain”.

No.	PROPOSALS	FOR	AGAINST	ABSTAIN
remuneration of the Independent Auditor.
4.	To re-elect Mr. Daguang He, who will retire by rotation pursuant to article 87(1) of the Company’s Articles of Association, as director of the Company.
5.	To approve the 2016 Refreshment of the Company’s share option scheme in the manner as set out in the Proxy Statement issued by the Company on September 6, 2016.
6.	To approve the Option Exchange Program as defined and set out in the Proxy Statement issued by the Company on September 6, 2016.
7.

To authorize each of the directors and officers of the Company to take any and every action that might be necessary to effect the foregoing resolutions as such director or officer, in his or her absolute discretion, thinks fit.

Dated , 2016	Signature(s)[4];

4                   This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case if the appointer is a corporation, must be either under seal or executed under the hand of an officer or attorney or other person duly authorized to sign the same. In order to be valid, this form of proxy together with the power of attorney or other authority (if any) under which it is signed or a certified copy thereof, must be deposited at Sinolight Plaza, Floor 16, No. 4 Qiyang Road, Wangjing, Chaoyang District, Beijing 100102, People’s Republic of China not less than 48 hours before the time fixed for holding the Annual General Meeting or any adjournment thereof.